BIOCLONETICS IMMUNOTHERAPEUTICS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

February 10, 2017



Independent Accountant's Review Report

To Management
Bioclonetics Immunotherapeutics, Inc.
Heath, Texas

I have reviewed the accompanying balance sheet of Company, Inc. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 10, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015

ASSETS

CURRENT ASSETS	**2016**	**2015**
Cash	$ 1,195	$ 226
TOTAL CURRENT ASSETS	1,195	226
TOTAL ASSETS	$ 1,195	$ 226

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDER'S EQUITY		
Capital Stock (100,000 shares authorized, 30,000 shares issued and outstanding, $.01 par value)	300	300
Additional Paid in Capital	122,260	40,700
Retained Earnings (Deficit)	(121,365)	(40,774)
TOTAL SHAREHOLDERS' EQUITY	1,195	226
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,195	$ 226

Unaudited- See accompanying notes.

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Operating Expense		
Advertising	2,870	26,000
Lab Expenses	41,350	10,200
General and Administrative	36,371	4,574
	80,591	40,774
Net Income from Operations	(80,591)	(40,774)
Net Income	$ (80,591)	$ (40,774)

Unaudited- See accompanying notes.

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (80,591)	$ (40,774)
Net Cash Flows From Operating Activities	(80,591)	(40,774)
Cash Flows From Financing Activities		
Change in Stockholders' Equity	81,560	40,202
Net Cash Flows From Investing Activities	81,560	40,202
Cash at Beginning of Period	226	798
Net Increase (Decrease) In Cash	969	(572)
Cash at End of Period	$ 1,195	$ 226

Unaudited- See accompanying notes.

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 AND 2015

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Bioclonetics Immunotherapeutics, Inc. ("the Company") is a corporation organized under the laws of the State of Texas. The Company conducts biomedical research.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States. The Company's 2015 federal tax filing, which will be filed during 2017, will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to franchise tax in the State of Texas. The Company's 2015 franchise tax filing for the State of Texas will be subject to inspection by that State until expiration of the statutory period of limitations in 2020. The Company's 2016 franchise tax filing for the State of Texas will be subject to inspection until 2021.

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 9, 2017, the date that the financial statements were available to be issued.